SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 AMENDMENT NO. 1

                                       TO

                                    FORM U5S





                                  ANNUAL REPORT

                      For the year ended December 31, 2001









       Filed pursuant to the Public Utility Holding Company Act of 1935 by



                                SCANA Corporation
                                1426 Main Street
                               Columbia, SC 29201

                                TABLE OF CONTENTS


    Item                                                              Page


     10        FINANCIAL STATEMENTS AND EXHIBITS

               Exhibit D                                               4

               Exhibit E                                               11

7






                                    SIGNATURE

         Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to related only to matters having reference to such company or its subsidiaries.


                            SCANA CORPORATION


                            s/James E. Swan, IV
                            ------------------------------------------------

                            By:  James E. Swan, IV, Controller





Date:    June 11, 2002
      ------------------------------

EXHIBIT D


          INTERIM AMENDED AND RESTATED INCOME TAX ALLOCATION AGREEMENT


     THIS AGREEMENT, made as of the 31st day of December, 1999, and amended and restated as of April 22, 2002 by and between SCANA Corporation ("SCANA") and each of its wholly owned subsidiaries, namely SCANA Services, Inc., South Carolina Electric & Gas Company, South Carolina Pipeline Corporation and its wholly owned subsidiary C&T Pipeline, LLC, South Carolina Fuel Company, Inc., South Carolina Generating Company, Inc., SCANA Communications, Inc. and its wholly owned subsidiary SCANA Communications Holdings, Inc. (Holdings being a Delaware corporation), Primesouth, Inc. and its wholly owned subsidiary Palmark, Inc., SCANA Development Corporation, SCANA Energy Marketing, Inc. and its wholly owned subsidiaries PSNC Production Corporation (which wholly owns SCANA Public Service Co. LLC) and SCANA Energy Trading, LLC, SCANA Petroleum Resources, Inc., SCANA Propane Gas, Inc. and its wholly owned subsidiaries USA Cylinder Exchange, Inc. and SCANA Propane Supply, Inc., SCANA Propane Storage, Inc., ServiceCare, Inc., SCANA Resources, Inc., and SCG Pipeline, Inc. all of the forementioned corporations hereinafter referred to individually as the "Company" and collectively referred to as the "Companies", each Company being a South Carolina corporation, except SCANA Communications Holdings, Inc. as above indicated, is effective for the Consolidated Tax reflected on the Consolidated Tax Return for calendar year end 1999 and subsequent years.

As a result of the merger between SCANA and Public Service Company of North Carolina, Inc. ("PSNC"), PSNC (i) has become a wholly owned subsidiary of SCANA, and (ii) together with its wholly owned subsidiaries (Clean Energy Enterprises, Inc., PSNC Blue Ridge Corporation, and PSNC Cardinal Pipeline Company) has participated in this Agreement beginning with the Consolidated Tax Return for the calendar year ended December 31, 2000. PSNC, a South Carolina corporation, and its wholly owned subsidiaries, shall be included in the term "Company" as used in this Agreement for all calendar years including and subsequent to the calendar year ended December 31, 2000. The term Company shall also included subsidiaries of SCANA who subsequently sign a counterpart to this Agreement to become part of the consolidated group for federal income tax purposes.

Since December 31, 1999, the following subsidiary corporations have been dissolved:

     1. SPR Gas Services, Inc. in July, 2001, previously wholly owned by SCANA Petroleum Resources, Inc.

     2. Company 19A, Inc. in July, 2001, previously wholly owned by SCANA Resources, Inc.

                                   WITNESSETH:
WHEREAS, the Companies file a consolidated federal income tax return and the consolidated federal income tax liability has been allocated among the Companies included in the consolidated return in accordance with the provisions of subparagraph (a)(1) of Section 1552 of the Internal Revenue Code of 1986 and other applicable requirements of Rule 45(c) under the Public Utility Holding Company Act of 1935.

WHEREAS, Rule 45(c) sets forth the method by which Companies filing a consolidated federal income tax return (hereinafter referred to as the "consolidated tax return") may use to allocate the consolidated federal income tax liability among the members of the group; however, in order to utilize such method, a written agreement must be executed by the Company setting forth the allocation method for each taxable year.

WHEREAS, the Companies desire to allocate their federal income tax liability in accordance with the following procedures;

NOW THEREFORE, the Companies do agree as follows:


Definitions

                             "Associate Companies" shall mean all Companies
party hereto other than SCANA.

         "Consolidated Tax" is the aggregate tax liability for a tax year, being the tax shown on the consolidated return and any adjustments thereto thereafter determined. The consolidated tax will be the refund if the consolidated return shows a negative tax.

         "Corporate Tax Credit" is a negative separate return tax of a Company for a tax year, equal to the amount by which the consolidated tax is reduced by including a net corporate taxable loss or other net tax benefit of such Company in the consolidated tax return.

         "Corporate Taxable Income" is the income or loss of a Company for a tax year, computed as though such Company had filed a separate return on the same basis as used in the consolidated return, except that dividend income from the Companies shall be disregarded, and other intercompany transactions eliminated in the consolidated return shall be given appropriate effect. It shall further be adjusted to allow for applicable rights accrued to a Company for the recognition of negative corporate taxable income consistent with the provisions of Article II herein, but carryovers and carrybacks shall not be taken into account as loss Companies are to receive current payment of their Corporate Tax Credits. If a Company is a member of the registered system's consolidated tax group for only part of a tax year, that period will be deemed to be its tax year for all purposes for that year under this Agreement.

         "Separate Return Tax" is the tax on the Corporate Taxable Income of a Company computed as though such Company was not a member of a consolidated group.

Tax Allocation Procedures

         The Consolidated Tax shall be apportioned among the Companies in proportion to the Corporate Taxable Income of each member of the affiliated group. Each Associate Company which incurs a tax loss for the year shall be included in the allocation of Consolidated Tax and shall receive a Corporate Tax Credit, the amount of which shall be currently paid to the Associate Company by SCANA increased by any amounts previously assessed by SCANA and remitted by the Associate Company to SCANA for estimated tax payment purposes attributable to the subject taxable year. Companies with a positive allocation of the Consolidated Tax shall currently pay the amount so allocated, decreased by any amounts previously assessed by SCANA and remitted by the Company to SCANA for estimated tax payment purposes attributable to the subject taxable year.

Special Rule Regarding SCANA: In making the tax allocations provided for in this Agreement, notwithstanding any of the foregoing, no corporate tax benefits shall be allocated to SCANA and SCANA shall be required to contribute towards the payment of the Consolidated Tax (and any other amounts required to be paid to any Company by SCANA pursuant to Section 2.1 of this Agreement) an amount equal to the Separate Return Tax attributable to SCANA for such tax year. Although the separate corporate taxable income or taxable loss of SCANA and any tax credits attributable to SCANA will be included in the consolidated return, only the tax savings attributable to such items shall be allocated to the other Companies as if SCANA was not a member of the Companies in the consolidated return group. In making this allocation, the tax savings of SCANA shall be allocated only to the other member Companies in the consolidated return group having taxable income. SCANA will remit, from its separate resources, funds for the payment of tax liabilities owed by SCANA pursuant to this Section 2.1.

         SCANA shall pay to the Internal Revenue Service the group's Consolidated Tax liability from the net of the receipts and payments.

         No Associate Company shall be allocated any income tax greater than the Separate Return Tax of such Associate Company.

         To the extent that the Consolidated and Corporate Taxable Incomes include material items taxed at rates other than the statutory rate (such as capital gains and preference items), the portion of the Consolidated Tax attributable to these items shall be apportioned directly to the members of the group giving rise to such items.
         Should the Companies generate a net consolidated tax loss for a tax year that is too large to be used in full for that year, with result that there are uncompensated Corporate Tax Credit benefits for that year, the carryover of uncompensated benefits related to the carryforward of tax losses applied to reduce Consolidated Taxable Income in future tax years shall be apportioned in accordance with the respective Companies' contributions to such loss. The tax benefits of any resultant carryback shall be allocated proportionally to the Companies that generated corporate tax losses in the year the consolidated net operating tax loss was generated. Any related loss of credits, including investment tax credit reversals, shall be allocated to the member Company that utilized the credits in the prior year in the same proportion that the credit lost is to the total credit utilized in the prior year. Investment tax credit reversals allocated to a member Company will be added to that Company's available corporate investment tax credit for future allocations. A prior year consolidated net operating tax loss carryforward applied to reduce current year Consolidated Taxable Income shall be allocated proportionally to member Companies that generated a corporate tax loss in the year the consolidated net operating loss was generated.

         Adjustments to or revisions of the Consolidated Tax as a result of subsequent events such as amended returns, revenue agents' reports, litigation or negotiated settlements shall be allocated in accordance with the principles established in this Agreement.

Amendment

         This Agreement is subject to revision as a result of changes in income tax law and changes in relevant facts and circumstances.

IN WITNESS WHEREOF, this Agreement has been executed by an officer of each company as of the day and year first above written by the Companies.

ATTEST:                                     SCANA Corporation


_s/Lynn M. Williams____________________     _s/W. B. Timmerman___________
 ------------------                          -------------------
L. M. Williams, Secretary                   W. B. Timmerman
                                            President and C.E.O

ATTEST:                                     SCANA Services, Inc.


_s/Lynn M. Williams___________________      _s/W. B. Timmerman___________
 ------------------                          -------------------
L. M. Williams, Secretary                   W.B. Timmerman, C.E.O and C.O.O.

ATTEST:                                    South Carolina Electric & Gas Company


_s/Lynn M. Williams____________________     __s/Neville O. Lorick_________
 ------------------                           --------------------
L. M. Williams, Secretary                   Neville O. Lorick, President

ATTEST:                                     South Carolina Pipeline Corporation


_s/Lynn M. Williams____________________     ___s/George J. Bullwinkel, Jr.
 ------------------                            ---------------------------
L. M. Williams, Secretary                   George J. Bullwinkel, Jr., Sr. Vice
                                            President

ATTEST:                                     South Carolina Fuel Company, Inc.


_s/Lynn M. Williams____________________     __s/Neville O. Lorick_________
 ------------------                           --------------------
L. M. Williams, Secretary                   Neville O. Lorick, President

ATTEST:                                     South Carolina Generating Company,
                                             Inc.


_s/Lynn M. Williams____________________     __s/Neville O. Lorick_________
 ------------------                           --------------------
L. M. Williams, Secretary                   Neville O. Lorick, President

ATTEST:                                  SCANA Communications, Inc.


_s/Lynn M. Williams____________________  ___s/George J. Bullwinkel, Jr.
 ------------------                         ---------------------------
L. M. Williams, Secretary                George J. Bullwinkel, Jr., President

ATTEST:                                  SCANA Communications Holdings, Inc.


_s/Lynn M. Williams____________________  __s/Kevin B. Marsh_____________
 ------------------                        -----------------
L. M. Williams, Secretary                Kevin B. Marsh, C.F.O.

ATTEST:                                  Primesouth, Inc.


_s/Lynn M. Williams____________________  __s/Neville O. Lorick_________
 ------------------                        --------------------
L. M. Williams, Secretary                Neville O. Lorick, President

ATTEST:                                  Palmark, Inc.


_s/Lynn M. Williams____________________  __s/Neville O. Lorick_________
 ------------------                        --------------------
L. M. Williams, Secretary                Neville O. Lorick, President

ATTEST:                                  SCANA Development Corporation


_s/Lynn M. Williams____________________  ___s/George J. Bullwinkel, Jr.
 ------------------                         ---------------------------
L. M. Williams, Secretary               George J. Bullwinkel, Sr. Vice President

ATTEST:                                  SCANA Energy Marketing, Inc.


_s/Lynn M. Williams____________________  ___s/Kevin B. Marsh________________
 ------------------                         -----------------
L. M. Williams, Secretary                Kevin B. Marsh, C.F.O.


ATTEST:                                  PSNC Production Corporation


_s/Lynn M. Williams____________________  ___s/Kevin B. Marsh________________
 ------------------                         -----------------
L. M. Williams, Secretary                Kevin B. Marsh, C.F.O.

ATTEST:                                   SCANA Petroleum Resources, Inc.


_s/Lynn M. Williams____________________   ___s/George J. Bullwinkel, Jr.
 ------------------                          ---------------------------
L. M. Williams, Secretary                 George J. Bullwinkel, Jr., Sr. Vice
                                           President

ATTEST:                                   SCANA Propane Gas, Inc.


_s/Lynn M. Williams____________________   ___s/Kevin B. Marsh________________
 ------------------                          -----------------
L. M. Williams, Secretary                 Kevin B. Marsh, C.F.O.

ATTEST:                                     USA Cylinder Exchange, Inc.


_s/Lynn M. Williams____________________     ___s/Kevin B. Marsh________________
 ------------------                            -----------------
L. M. Williams, Secretary                   Kevin B. Marsh, C.F.O.

ATTEST:                                     SCANA Propane Supply, Inc.


_s/Lynn M. Williams____________________     ___s/Kevin B. Marsh________________
 ------------------                            -----------------
L. M. Williams, Secretary                   Kevin B. Marsh, C.F.O.

ATTEST:                                     SCANA Propane Storage, Inc.


_s/Lynn M. Williams____________________     ___s/Kevin B. Marsh________________
 ------------------                            -----------------
L. M. Williams, Secretary                   Kevin B. Marsh, C.F.O.

ATTEST:                                     Service Care, Inc.


_s/Lynn M. Williams____________________     __s/Ann M. Milligan____
 ------------------                           ---------------------
L. M. Williams, Secretary                   Ann M. Milligan, President

ATTEST:                                     SCANA Resources, Inc.


_s/Lynn M. Williams____________________     ___s/Kevin B. Marsh________________
 ------------------                            -----------------
L. M. Williams, Secretary                   Kevin B. Marsh, C.F.O.

ATTEST:                                  SCG Pipeline, Inc.


_s/Lynn M. Williams____________________  ___s/George J. Bullwinkel, Jr.
 ------------------                         ---------------------------
L. M. Williams, Secretary                George J. Bullwinkel, Jr., Sr. Vice
                                         President

ATTEST:                                  Public Service Company of North
                                          Carolina, Inc.


_s/Lynn M. Williams____________________  ___s/Kevin B. Marsh________________
 ------------------                         -----------------
L. M. Williams, Secretary                Kevin B. Marsh, President

ATTEST:                                  Clean Energy Enterprises, Inc.


_s/Lynn M. Williams____________________  ___s/Kevin B. Marsh________________
 ------------------                         -----------------
L. M. Williams, Secretary                Kevin B. Marsh, President

ATTEST:                                  PSNC Blue Ridge Corporation


_s/Lynn M. Williams____________________  ___s/Kevin B. Marsh________________
 ------------------                         -----------------
L. M. Williams, Secretary                Kevin B. Marsh, President

ATTEST:                                  PSNC Cardinal Pipeline Company


_s/Lynn M. Williams____________________  ___s/Kevin B. Marsh________________
 ------------------                         -----------------
L. M. Williams, Secretary                Kevin B. Marsh, President

EXHIBIT E

                        NON-UTILITY MONEY POOL AGREEMENT

This Non-Utility Money Pool Agreement (the "Agreement"), dated as of January 2, 2002, is made and entered into by and among SCANA Corporation ("SCANA"), a South Carolina corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), SCANA Services, Inc. ("SCANA Services") (solely in the role as administrator of the money pool), a subsidiary service company of SCANA, and each of the non-utility subsidiaries of SCANA whose name appears on the signature pages hereof (each a "Party"; and collectively, the "Parties")

                                   WITNESSETH:

WHEREAS, the Parties desire to establish a Money Pool (the "Non-Utility Money Pool") to coordinate and provide for certain of their short-term cash and working capital requirements; and WHEREAS, the non-utility subsidiaries that will participate in the Non-Utility Money Pool (each a "Subsidiary" and collectively, the "Subsidiaries") will from time to time have need to borrow funds on a short-term basis, and certain of the Parties will from time to time have funds available to loan an a short-term basis; - NOW, THEREFORE, in consideration of the premises and the mutual agreements, covenants and provisions contained herein, the Parties hereto agree as follows:

                                    ARTICLE I

CONTRIBUTIONS AND BORROWINGS

         Section 1.01 Contributions to Non-Utility Money Pool. Each Party will determine each day, on the basis of cash flow projections and other relevant factors, in such Party's sole discretion, the amount of funds it has available for contribution to the Non-Utility Money Pool, and will contribute such funds to the Non-Utility Money Pool. The determination of whether a Party at any time has surplus funds to lend to the Non-Utility Money Pool or shall lend funds to the Non-Utility Money Pool will be made by an appropriate officer of such Party, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such Party's sole discretion. Each Party may withdraw any of its funds at any time upon notice to SCANA Services as administrative agent of the Non-Utility Money Pool.

         Section 1.02 Rights to Borrow. Subject to the provisions of Section 1.04(c) of this Agreement, all short-term borrowing needs of the Parties, with the exception of SCANA, will be met by funds in the Non-Utility Money Pool to the extent such funds are available. Each Party (other than SCANA) shall have the right to make short-term borrowings from the Non-Utility Money Pool from time to time, subject to the availability of funds and the limitations and conditions set forth herein and in the applicable orders of the Securities and Exchange Commission. Each Party (other than SCANA) may request loans from the Non-Utility Money Pool from time to time during the period from the date hereof until this Agreement is terminated by written agreement of the Parties; provided, however, that the aggregate amount of all loans requested by any Party hereunder shall not exceed the applicable borrowing limits set forth in applicable orders of the Securities and Exchange Commission and other regulatory authorities, resolutions of such Party's Board of Directors or similar governing body, such Party's governing corporate documents, and agreements binding upon such Party. No loans through the Non-Utility Money Pool will be made to, and no borrowings through the Non-Utility Money Pool will be made by, SCANA.

         Section 1.03 Source of Funds. (a) Funds will be available through the Non-Utility Money Pool from the following sources for use by the Parties from time to time: (i) surplus funds in the treasuries of Parties other than SCANA,
(ii) surplus funds in the treasury of SCANA, and (iii) proceeds from bank borrowings by Parties and the sale by SCANA of commercial paper ("External Sources"). Funds will be made available from such sources in such order as SCANA Services, as administrator of the Non-Utility Money Pool, may determine will result in a lower cost of borrowing to companies borrowing from the Non-Utility Money Pool, consistent with the individual borrowing needs and financial standing of the Parties providing funds to the Non-Utility Money Pool. (b) Borrowing Parties will borrow pro rata from each lending Party in the proportion that the total amount loaned by such lending Party bears to the total amount then loaned through the Non-Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of SCANA and other Non-Utility Money Pool participants ("Internal Sources") and funds from External Sources), with different rates of interest, is used to fund loans through the Non-Utility Money Pool, each borrowing Party will borrow pro rata from each such fund source in the Non-Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Non-Utility Money Pool.

         Section 1.04 Authorization. (a) Each loan shall be authorized by the lending Party's chief financial officer or treasurer, or by a designee thereof.
(b) SCANA Services, as administrator of the Non-Utility Money Pool, will provide each Party with periodic activity and cash accounting reports that include, among other things, reports of cash activity, the daily balance of loans outstanding and the calculation of interest charged. (c) All borrowings from the Non-Utility Money Pool shall be authorized by the borrowing Party's chief financial officer or treasurer, or by a designee thereof. No Party shall be required to effect a borrowing-through the Non-Utility Money Pool if such Party determines that it can (and is authorized to) effect such borrowing at lower cost directly from banks or through the sale of its own commercial paper.

         Section 1.05 Interest. The daily outstanding balance of all loans to any Subsidiary shall accrue interest as follows: (a) If only Internal Funds comprise the daily outstanding balance of all loans outstanding during a calendar month, the interest rate applicable to such daily balances shall be the rates for high-grade unsecured 30-day commercial paper of major corporations sold through dealers as quoted in The Wall Street Journal (the "Average Composite"). (b) If only External Funds comprise the daily outstanding balance of all loans outstanding during a calendar month, the interest rate applicable to such daily outstanding balances shall be the lender's cost for such External Funds or, if more than one Party had made available External Funds at any time during the month, the applicable interest rate shall be a composite rate, equal to the weighted average of the costs incurred by the respective Parties for such External Funds. (c) In cases where the daily outstanding balances of all loans outstanding at any time during the month include both Internal Funds and External Funds, the interest rate applicable to the daily outstanding balances for the month shall be equal to the weighted average of (i) the cost of all Internal Funds contributed by Parties, as determined pursuant to Section 1.05(a) of this Agreement, and (ii) the cost of all such External Funds, as determined pursuant to Section 1.05(b) of this Agreement. (d) The interest rate applicable to Loans made by a Subsidiary to the Non-Utility Money Pool under Section 1.01 of this Agreement shall be the Average Composite as determined pursuant to
Section 1.05(a) of this Agreement.

         Section 1.06 Certain Costs. The cost of compensating balances and fees paid to banks to maintain credit lines by Parties lending External Funds to the Non-Utility Money Pool shall initially be paid by the Party maintaining such line. A portion of such costs shall be retroactively allocated every month to the Subsidiaries borrowing such External Funds through the Non-Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

         Section 1.07 Repayment. Each subsidiary receiving a loan from the Non-Utility Money Pool hereunder shall repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event within 365 days of the date on which such loan was made. All loans made through the Non-Utility Money Pool may be prepaid by the borrower without premium or penalty.

         Section 1.08 Form of Loans to Subsidiaries. Loans to the Subsidiaries from the Non-Utility Money Pool shall be made as open-account advances, pursuant to the terms of this Agreement. A separate promissory note will not be required for each individual transaction. Instead, a promissory grid note evidencing the terms of the transactions shall be signed by the Parties to the transaction. Any such note shall: (a) be in substantially the form filed as Exhibit J-4 to the Form U-l Application-Declaration in File No.70-9533 of the Commission; (b) be dated as of the date of the initial borrowing; (c) mature on demand or on a date agreed by the Parties to the transaction, but in any event not later than one year after the date of the applicable borrowing; and (d) be repayable in whole at any time or in part from time to time, without premium or penalty

                                   ARTICLE II

OPERATION OF NON-UTILITY MONEY POOL

         Section 2.01 Operation. Operation of the Non-Utility Money Pool, including record keeping and coordination of loans, will be handled by SCANA Services under the authority of the appropriate officers of the Parties. SCANA Services shall be responsible for the determination of all applicable interest rates and charges to be applied to advances outstanding at any time hereunder, shall maintain records of all advances, interest charges and accruals and interest and principal payments for purposes hereof, and shall prepare periodic reports thereof for the Parties. SCANA Services will administer the Non-Utility Money Pool on an "at cost" basis. Separate records shall be kept by SCANA Services for the Non-Utility Money Pool established by this Agreement and any other money pool administered by SCANA Services.

         Section 2.02 Investment of Surplus Funds in the Non-Utility Money Pool. Funds not required for the Non-Utility Money Pool loans (with the exception of funds required to satisfy the Non-Utility Money Pool's liquidity requirements) will ordinarily be invested in one or more short-term investments, including (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than A by a nationally recognized rating agency; (iv) commercial paper rated not less than A-l by S&P or P-l by Moody's, or their equivalent by a nationally recognized rating agency; (v) money market funds;
(vi) bank certificates of deposit; (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9 (c) of the Act and Rule 40 thereunder.

         Section 2.03 Allocation of Investment Earnings. The interest income and other investment income earned by the Non-Utility Money Pool on loans and on investment of surplus funds will be allocated among the Parties in accordance with the proportion each Party's contribution of funds in the Non-Utility Money Pool bears to the total amount of funds in the Non-Utility Money Pool and the cost of any External Sources provided to the Non-Utility Money Pool by such Party. Interest and other investment earnings will be computed on a daily basis and settled once per month.

         Section 2.04 Event of Default. If any Subsidiary shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any Party seeking to adjudicate it bankrupt or insolvent, then SCANA Services, on behalf of the Non-Utility Money Pool, may, by notice to the Subsidiary, terminate the Non-Utility Money Pool's commitment to the Subsidiary and/or declare the principal amount then outstanding of, and the accrued interest on, the loans and all other amounts payable to the Non-Utility Money Pool by the Subsidiary hereunder to be forthwith due and payable, whereupon such amounts shall be immediately due and payable without presentment, demand, protest or other formalities of any kind, all of which are hereby expressly waived by each Subsidiary.

                                   ARTICLE III

MISCELLANEOUS

         Section 3.01 Amendments. No amendment to this Agreement shall be adopted except in a writing executed by a duly authorized officer of each Party.

         Section 3.02 Legal Responsibility. Nothing herein contained shall render any Party liable for the obligations of any other Party hereunder and the rights, obligations and liabilities of the parties are several in accordance with their respective obligations, and not joint.

         Section 3.03 Rules for Implementation. The Parties may develop a set of guidelines for implementing the provisions of this Agreement, provided that the guidelines are consistent with all of the provisions of this Agreement.

     Section 3.04 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of South Carolina.

                           [SIGNATURES APPEAR ON FOLLOWING PAGE]

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party hereto as of the date first above written.


                             SCANA CORPORATION

                             By:         s/Cathy Y. Kirven
                                    -----------------------------------------
                             Name:       Cathy Y. Kirven
                                   -------------------------------------------
                             Title:      Treasurer
                                    ------------------------------------------

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party hereto as of the date first above written.


                                 SCANA SERVICES, INC.

                                 By:         s/Cathy Y. Kirven
                                      --------------------------------------
                                 Name:       Cathy Y. Kirven
                                        ----------------------------------------
                                 Title:      Treasurer
                                        ----------------------------------------

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party hereto as of the date first above written.


                                 SCG PIPELINE, INCORPORATED


                                 By:               s/Cathy Y. Kirven
                                      ---------------------------------------
                                 Name:           Cathy Y. Kirven
                                        --------------------------------------
                                 Title:          Treasurer
                                         -------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, South Carolina Pipeline Corporation (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.



                       SOUTH CAROLINA PIPELINE CORPORATION

                       By:                s/Cathy Y. Kirven
                            ---------------------------------------------------
                       Title:              Treasurer
                                -----------------------------------------------
                       Date:              January 2, 2002
                              -------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, SCG Pipeline, Inc. (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.



                           SCG PIPELINE, INCORPORATED


                    By:            s/Cathy Y. Kirven
                         --------------------------------------------------
                    Title:              Treasurer
                             --------------------------------------------------
                    Date:              January 2, 2002
                           ----------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, SCANA Energy Marketing, Inc. (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                             SCANA ENERGY MARKETING, INC.

                             By:              s/Cathy Y. Kirven
                                   ---------------------------------------------
                             Title:              Treasurer
                                      ------------------------------------------
                             Date:              January 2, 2002
                                    --------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, SCANA Energy Marketing, Inc. d/b/a Scana Energy (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                     SCANA ENERGY MARKETING, INC.
                     D/B/A SCANA ENERGY

                     By:              s/Cathy Y. Kirven
                           ---------------------------------------------------
                     Title:              Treasurer
                              ------------------------------------------------
                     Date:              January 2, 2002
                            --------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, SCANA Communications, Inc. (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                     SCANA COMMUNICATIONS, INC.

                     By:               s/Cathy Y. Kirven
                             --------------------------------------------------
                     Title:              Treasurer
                              -------------------------------------------------
                     Date:              January 2, 2002
                            ---------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, ServiceCare, Inc. (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                   SERVICECARE, INC.

                   By:      s/Cathy Y. Kirven
                            -------------------------------------------------
                   Title:              Treasurer
                            -------------------------------------------------
                   Date:              January 2, 2002
                          ---------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, Primesouth, Inc. (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                     PRIMESOUTH, INC.

                     By:     s/Cathy Y. Kirven
                             --------------------------------------------------
                     Title:              Treasurer
                              -------------------------------------------------
                     Date:              January 2, 2002
                            ---------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, SCANA Resources, Inc. (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                         SCANA RESOURCES, INC.

                         By:     s/Cathy Y. Kirven
                                 ---------------------------------------------
                         Title:              Treasurer
                                  --------------------------------------------
                         Date:              January 2, 2002
                                ----------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, SCANA Development Corporation (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                          SCANA DEVELOPMENT CORPORATION

                       By:     s/Cathy Y. Kirven
                               ---------------------------------------------
                       Title:              Treasurer
                                ------------------------------------------------
                       Date:              January 2, 2002
                              --------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, SCANA Petroleum Resources, Inc. (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                          SCANA PETROLEUM RESOURCES, INC.

                          By:     s/Cathy Y. Kirven
                                  ---------------------------------------------
                          Title:              Treasurer
                                   --------------------------------------------
                          Date:              January 2, 2002
                                 ----------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, SCANA Energy Trading, LLC (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                            SCANA ENERGY TRADING, LLC

                     By:     s/Cathy Y. Kirven
                             -------------------------------------------------
                     Title:              Treasurer
                              ------------------------------------------------
                     Date:              January 2, 2002
                            --------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, Palmark, Inc. (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                      PALMARK, INC.

                      By:      s/Cathy Y. Kirven
                               ------------------------------------------
                      Title:              Treasurer
                               ------------------------------------------------
                      Date:              January 2, 2002
                             --------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, Palmetto Lime, LLC (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                            PALMETTO LIME, LLC

                        By:     s/Cathy Y. Kirven
                                -------------------------------------------
                        Title:              Treasurer
                                 ---------------------------------------------
                        Date:              January 2, 2002
                               -----------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, SCANA Public Service Company, LLC (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                        SCANA PUBLIC SERVICE COMPANY, LLC

                   By:      s/Cathy Y. Kirven
                            -------------------------------------------------
                   Title:              Treasurer
                            -------------------------------------------------
                   Date:              January 2, 2002
                          ---------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, Clean Energy Enterprises, Inc. (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                        CLEAN ENERGY ENTERPRISES, INC.

                        By:     s/Cathy Y. Kirven
                                --------------------------------------------
                        Title:              Treasurer
                                 ---------------------------------------------
                        Date:              January 2, 2002
                               -----------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, Cardinal Pipeline Company, LLC (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                         CARDINAL PIPELINE COMPANY, LLC

                  By:     s/Cathy Y. Kirven
                          ------------------------------------------------------
                  Title:              Treasurer
                           -----------------------------------------------------
                  Date:              January 2, 2002
                         -------------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, Pine Needle LNG Company, LLC (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                          PINE NEEDLE LNG COMPANY, LLC

                  By:     s/Cathy Y. Kirven
                          ------------------------------------------------------
                  Title:              Treasurer
                           -----------------------------------------------------
                  Date:              January 2, 2002
                         -------------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, PSNC Blue Ridge Corporation (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                           PSNC BLUE RIDGE CORPORATION

                      By:     s/Cathy Y. Kirven
                              --------------------------------------------
                      Title:              Treasurer
                               -------------------------------------------------
                      Date:              January 2, 2002
                             ---------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, PSNC Cardinal Pipeline Company (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                         PSNC CARDINAL PIPELINE COMPANY

                      By:     s/Cathy Y. Kirven
                              --------------------------------------------
                      Title:              Treasurer
                               ------------------------------------------------
                      Date:              January 2, 2002
                             --------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, PSNC Production Corporation (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                           PSNC PRODUCTION CORPORATION

                     By:     s/Cathy Y. Kirven
                             ----------------------------------------------
                     Title:              Treasurer
                              ------------------------------------------------
                     Date:              January 2, 2002
                            --------------------------------------------------

                                      NOTE

         FOR VALUE RECEIVED, the undersigned, SCANA Services, Inc. (the "Borrower"), hereby promises to pay to the order of SCANA Corporation (the "Lender") at its principal office in Columbia, South Carolina, on demand but in any event not later than one year after the date of such loan, the principal sum set forth on the grid on the reverse side hereof or attached hereto as "Principal Amount Outstanding." This note may be prepaid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to ______. Interest will be calculated on the daily Principal Amount Outstanding as indicated on the grid on the reverse side hereof or attached hereto.


                           SCANA SERVICES, INC.

                           By:     s/Cathy Y. Kirven
                                   ------------------------------------------
                           Title:              Treasurer
                                    ------------------------------------------
                           Date:              January 2, 2002
                                  --------------------------------------------